Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES OF WINDSTREAM CORPORATION

The table below sets forth our ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.

	Fiscal Years
	2007	2008	2009	2010	2011
	(in millions, except ratios)
Interest Expense:
Interest expense	$444.4	$416.4	$410.2	$521.7	$558.3
Interest capitalized	3.7	1.9	1.7	2.1	6.8

Total interest costs	448.1	418.3	411.9	523.8	565.1
Appropriate portion (1/3) of rentals	6.3	8.4	9.9	20.5	31.9

Total fixed charges	$454.4	$426.7	$421.8	$544.3	$597.0

Total earnings and fixed charges:
Pretax income	$1,222.5	$327.3	$649.3	$508.3	$273.5
Less interest capitalized	(3.7)	(1.9)	(1.7)	(2.1)	(6.8)
Add estimated amortization of capitalized interest	1.8	1.9	2.0	2.1	2.4
Fixed charges	454.4	426.7	421.8	544.3	597.0

Total earnings and fixed charges	$1,675.0	$754.0	$1,071.4	$1,052.6	$866.1

Ratio of earnings to fixed charges:	3.7	1.8	2.5	1.9	1.5